Nabors Industries, Inc. 515 West Greens Road, Suite 1200 Houston, Texas 77067 USA	Nabors Industries Ltd. Crown House Second Floor 4 Par-La-Ville Road Hamilton, HM08 Bermuda

February 22, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Nabors Industries, Inc. and Nabors Industries Ltd.

Registration Statement on Form S-3

File No. 333-252747

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nabors Industries, Inc. and Nabors Industries Ltd. (the “Companies”) hereby respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-252747), initially filed with the Securities and Exchange Commission on February 5, 2021 (the “Registration Statement”), be accelerated so that the same will become effective at 9:00 a.m., Eastern time, on Tuesday, February 23,, 2021, or as soon thereafter as is practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, James H. Ball of Milbank LLP, by telephone at (212) 530-5515 or by email at jball@milbank.com. The Companies hereby authorize Mr. Ball to orally modify or withdraw this request for acceleration.

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Very truly yours,

NABORS INDUSTRIES, INC.

By:	/s/ Michael Rasmuson
Name:	Michael Rasmuson
Title:	Senior Vice President, General Counsel and Chief Compliance Officer

[Signature page to Acceleration Request]

NABORS INDUSTRIES LTD.

By:	/s/ Mark D. Andrews
Name:	Mark D. Andrews
Title:	Corporate Secretary

[Signature page to Acceleration Request]